October 28, 2014

VIA email

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Advanced Cell Technology, Inc. Registration Statement on Form S-3 Filed October 14, 2014 File No. 333-199311

Dear Mr. Riedler:

This letter is submitted on behalf of Advanced Cell Technology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3, filed October 14, 2014 (the “Registration Statement”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Legal Matters, page 30

1.	Please disclose that you entered into a settlement with the Commission on September 10, 2014 and explain the material terms of this settlement. Additionally, please consider filing an Item 8.01 8-K disclosing this information for the purpose of maintaining current disclosure. In that regard, we note that you disclosed the existence of an ongoing investigation by the Division of Enforcement concerning the matters addressed in the settlement in your Annual Report on Form 10-K filed on April 1, 2014.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on Page 30 of Amendment No. 1 to the Registration Statement, which is being filed with the Commission concurrently with the submission of this letter. In additional, the Company respectfully advises the Staff that it has considered filing an Item 8.01 Current Report on Form 8-K regarding the settlement with the Commission but, given the nature of the settlement terms and the Company’s prior disclosure on the topic, instead plans to include relevant disclosure in the Company’s forthcoming Quarterly Report on Form 10-Q for the three months ended September 30, 2014.

* * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1447.

Sincerely,

/s/ William D. Collins

William D. Collins

Enclosures

cc:	Paul K. Wotton, Chief Executive Officer, Advanced Cell Technology
Edward Myles, Chief Financial Officer, Advanced Cell Technology
Mitchell S. Bloom, Esq., Goodwin Procter LLP